November 18, 2014

Paul Monsour

Staff Attorney

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Alpha Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 28, 2014

File No. 333-197642

The following are the Company’s responses to you comment letter of November 14, 2014.

Amendment No. 2 to Registration Statement on Form S-1 Filed October 28, 2014

Financial Statements, page F-1

1.

Please monitor the requirement to update the financial statements to comply with Rule 8- 08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Financial Statements updated through September 30, 2014.

Recent Sales of Unregistered Securities, page II-1

2.

We note the disclosure you added in response to prior comment 9 from our letter to you dated October 16, 2014 and we reissue such comment in part. With respect to the 8,357,000 common shares sold to eighteen investors between September 26, 2013 and June 1, 2014, please disclose the date and the amount sold, the form of consideration, and the aggregate offering price.  With respect to the offering “700,000 Common Shares and 700,000 Warrants at a price of US $0.15 per Unit for aggregate of $105,000,” please disclose the date sold.  See Item 701(a) and (c) of Regulation S-K.

The following table has been added.

		Consideration	Date purchased	Date of services and founders stock being issued and service rendered

Arrow Consulting LLP	2,050,000	includes 80 net acres lease and services rendered		9/26/2013
				founders stock
A.G. Management Associates	1,150,000	includes assignment of royalty and services rendered		9/26/2013

Delmer E & Sharon K Ziegler	40,000	services rendered		9/26/2013

CBK Management Associates	72,000	includes the stock for lease on 320 acres 50% interest and services rendered		9/26/2013

Grant Ziegler	50,000	services rendered		9/26/2013

Angie Stevens	50,000	service rendered		9/26/2013

Dennis Arends	15,000	service rendered		9/26/2013
				founders stock
Ballycastle Family Trust	3,000,000	services rendered		9/26/2013

Croci Land Holdings, LLC	500,000	services rendered		11/20/2013

Frances H & Reginald Kemp, Sr.	500,000	services rendered		9/26/2013

Black Rock Oil and Gas, LLC	600,000			11/20/2013
	50,000	services rendered		5/29/2014

Southwest Business	30,000	services rendered		5/29/2014
Services LLC
	Shares and Warrants

Joshua Haveman	20,000	$3,000.00	10/30/2013

Frances & Reginald Kemp, Sr.	16,667	$2,000.00	10/28/2013

Croci Land Holdings, LLC	83,333	$10,000.00	10/16/2013

Margaret H Kantes	10,000	$1,500.00	10/23/2013

Bonita Walker	10,000	$1,500.00	2/18/2014

Kayleigh S.Hewett	20,000	$3,000.00	3/6/2014

Deron Horne	40,000	6,000	3/7/2014

Reginald A Kemp	10,000	$1,500.00	2/11/2014

Margaret R. Chritie	30,000	$4,500.00	3/28/2014

Reginald A. Kemp	10,000	1,500.00	5/24/2014

Exhibits

3.

You have not addressed prior comment 10; we therefore reissue the comment in its entirety. Please file as exhibits your Articles of Incorporation, Subscription Agreement, and Code of Ethics. Further, please indicate in your exhibit index any exhibit that has already been filed.

Exhibits filed.

Sincerely,

/s/ Michael D. Davis

Michael D. Davis, Chief Executive Officer

Alpha Energy, Inc.

You may contact Jennifer O’Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall Assistant Director

cc:

Mr. Harold P. Gewerter, Esq.

3